

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2011

Via E-mail
Ryan Schadel, President
Labor Smart, Inc.
375 Pine Bluff Drive
Dallas, Georgia 30157

      Re: Labor Smart, Inc.
                 Amendment No. 1 to Form S-1
                 Filed December 2, 2011
                 File No. 333-177200

Dear Mr. Schadel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that in comment 1 in our letter dated November 2, 2011, we stated our view that we consider Labor Smart to be a shell company and the selling shareholders to be underwriters. The offering is deemed to be an indirect primary offering by the company through the selling shareholders, and hence the offering price must be fixed for the duration of the offering, not merely until the company's stock is quoted on the OTC Bulletin Board. Furthermore, you must disclose that the selling shareholders <u>are</u> underwriters and not that they "may be" underwriters. Please revise your disclosure accordingly throughout the prospectus.

2.   Please revise to paginate the document.

Prospectus Summary Information

3.   We note your response to comment 6 in our letter dated November 2, 2011. Also
        disclose that you will receive no proceeds from the public offering and the proceeds from
        your private offerings did not result in funds necessary to begin business operations, pay
        the costs of the offering and meet the costs of your reporting requirements.

Risk Factors

4.   Refer to comment 9 in our letter dated November 2, 2011. Please continue to revise your
        risk factor section throughout to avoid describing generic risks that could apply to any
        business, for example, that a recently commenced business faces a high risk of failure or
        that failure to generate sufficient revenues might result in the failure of the business.
        Instead, provide specific details, quantified where possible, to explain how the risk
        applies to your particular situation at the present time.

Our Business is Subject to Extensive Regulation…

5.   Please revise to elaborate on the nature of the regulation your business faces and the
        attendant risks.

We Will Employ Individuals on a Temporary Basis…
The Staffing Services Business is Highly Competitive…
Temporary Staffing Companies Employ and Place People…

6.   Please revise the subheadings to state more clearly the risk to the company.

Description of Business

7.   We note your response to comment 16 in our letter dated November 2, 2011; however,
        we note the following apparent discrepancies in your disclosure:
        •   You disclose under "Prospectus Summary Information" and "Blank Check Issue" that
            you are currently opening your first business office in Nashville, Tennessee;
        •   You disclose in the second paragraph under "Description of Business Principal
            Services and Their Markets" that you "currently have no branch offices and are
            researching the potential locations for these offices;"
        •   You disclose in the last paragraph under ""Description of Business Principal Services
            and Their Markets" that you "anticipate providing services in the Atlanta market
            initially;"
        •   You state in your response to comment 17 in our letter dated November 2, 2011 that
            you "anticipate having [y]our first branch office open by January 2012 in the Atlanta
            GA market;" and
        •   You disclose under "Plan of Operations" that you "anticipate having [y]our first
            branch office open by November 2011 in the Atlanta GA market;"

Please revise to clarify the apparent discrepancies in the disclosure and in your response letter about your intended or current branch offices. In revising your disclosure, clarify what steps are involved in opening an office, the costs of these steps and the extent to which any office is operational.

Plan of Operation

8. Please provide a clear, detailed basis for your projections of branch sales and gross margin, or delete these projections. Also revise to provide the milestones as described in comment 17 in our letter dated November 2, 2011. For example, describe the major steps that will be required to make the company operational and to generate revenue, and discuss the timing of those steps in terms of weeks or months or quarters. Discuss the costs of each step, the expected sources of funds, and your expected date of first revenues. Please also discuss the statement under "Company Business Overview" that you do not expect to earn significant revenues during the next several years.

Liquidity

9. We note your response to comment 18 in our letter dated November 2, 2011, which we restate. Please disclose an estimate of your capital needs for the next 12 months and how you expect to fund those needs.

10. You state that there is no official loan agreement between the company and Ryan Schadel. Please revise to clarify the nature of the agreement filed as Exhibit 10.1. Also disclose the material terms of the loan.

Business Experience of Each Director and Executive Officer

11. You state that Ryan Schadel is currently CEO of Staff Smart Concepts, Inc. Please revise to clarify the nature of this business, which appears to be in the same industry as the company. Revise the document throughout to disclose any conflicts of interest between the two companies, including Mr. Schadel's time commitment to the two businesses. Also disclose whether the company has any policies regarding conflicts of interest by the company's officers and directors.

Transactions with Related Persons, Promoters and Certain Control Persons

12. We note your response to comment 23 in our letter dated November 2, 2011. However, it is still not clear what is meant by "all of the transactions by the Company," since you state in the first sentence of this section that there have been no related party transactions, and no such transactions are listed. It appears that this paragraph may belong more appropriately to the section discussing recent sales of securities.

13.   Please revise to discuss the loan made by Ryan Schadel to the company as well as his
       purchase of common stock on May 31, 2011.

Item 15 – Recent Sales of Unregistered Securities

14.   As requested in comment 24 of our letter dated November 2, 2011, please disclose the
       actual date of sale of each of the two transactions described as "as of September 22,
       2011."

Response Letter

15.   In your next response letter, please remove the concluding paragraphs to the staff's
       comment letter and the staff's conformed signature so that it does not appear that SEC
       staff has provided the response letter. Your response letter should be signed by an
       authorized officer of the company.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz, Staff Accountant, at (202) 551-3628 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director